1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/10/25:	Announce spokesperson

99.02	Announcement on 2021/11/05:	To announce the differences between consolidated financial statements for the nine months ended September 30, 2021 under Taiwan-IFRSs and that under IFRSs

99.03	Announcement on 2021/11/05:	The Board approved the appointment of senior management

99.04	Announcement on 2021/11/05:	Board of Directors Approved Donation to Related Parties
99.05	Announcement on 2021/11/05:	The Company announced consolidated financial statements for the nine months ended September 30, 2021 submitted to the Board of Directors

99.06	Announcement on 2021/11/05:	The Company’s board of directors resolved to acquire assets

99.07	Announcement on 2021/11/10:	Chunghwa Telecom announces its operating results for October 2021

99.08	Announcement on 2021/11/10:	October 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Announce spokesperson

Date of events: 2021/10/25

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): Spokesperson

2.	Date of occurrence of the change: 2021/10/25

3.	Name, title, and resume of the previous position holder:

Shui Yi Kuo, President of Chunghwa Telecom, Master’s degree in Accounting from National Chengchi University.

4.	Name, title, and resume of the new position holder:

Yu Shen Chen, Senior Executive Vice President and CFO, Ph.D. degree in Accounting from State University of New York at Buffalo.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): new replacement

6.	Reason for the change: new replacement

7.	Effective date: 2021/10/25

8.	Any other matters that need to be specified: None

EXHIBIT 99.02

To announce the differences between consolidated financial statements for the nine months ended September 30, 2021 under Taiwan-IFRSs and that under IFRSs

Date of events: 2021/11/05

Contents:

1.	Date of occurrence of the event:2021/11/05

2.	Year/Quarter of the financial report: The third quarter of 2021

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,732,777 thousand and NT$28,123,868 thousand, consolidated net income attributable to stockholders of the parent of NT$9,366,784 thousand and NT$27,119,256 thousand, and basic earnings per share of NT$1.21 and NT$3.50 for the three months and nine months ended September 30, 2021, respectively. The Company also reported total consolidated assets of NT$495,881,816 thousand, total consolidated liabilities of NT$114,055,913 thousand, and total consolidated equity of NT$381,825,903 thousand as of September 30, 2021.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$9,223 million and NT$28,446 million, consolidated net income attributable to stockholders of the parent of NT$8,876 million and NT$27,429 million, and basic earnings per share of NT$1.14 and NT$3.54 for the three months and nine months ended September 30, 2021, respectively. The Company also reported total consolidated assets of NT$495,689 million, total consolidated liabilities of NT$115,527 million, and total consolidated equity of NT$380,162 million as of September 30, 2021.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.03

The Board approved the appointment of senior management

Date of events: 2021/11/05

Contents:

1.	Date of occurrence of the event:2021/11/05

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The 15th Meeting of the 9th Term Board of Directors approved the appointment of the management as follows:

(1)

Yi-Fong Chang, President of Southern Taiwan Business Group acting for the President of the Northern Taiwan Business Group, will retire on January 1 2022 and will be discharged from the position concurrently.

(2)

Appoints Tian-Tsair Su, Chairman of Honghwa International Co., Ltd., to be the President of Consumer Business Group. Mr. Su also acts for the position of the Principal of Southern Taiwan Business Group concurrently.

(3)	Appoints Chih-Cheng Chien, President of Mobile Business Group, to be the President of Network Technology Group.
(4)

Rong-Syh Lin, Senior Executive Vice President of the company, acts for the position of the President of Telecommunication Laboratories. Mr. Chau-Young Lin will be discharged from being the President of Telecommunication Laboratories on the same day.

(5)

Wei-Kuo Hong, Senior Executive Vice President of the company, acts for the position of the President of Telecommunication Training Institute. Mr. Chih-Cheng Chien will be discharged from being the President of Telecommunication Training Institute on the same day.

6.	Countermeasures: None

7.	Any other matters that need to be specified: The effective date is January 1, 2022

EXHIBIT 99.04

Board of Directors Approved Donation to Related Parties

Date of events: 2021/11/05

Contents:

1.	Date of occurrence of the event:2021/11/05

2.	Reason for the donation: Graduated Program

3.	Total amount of the donation: Donating the public academic institutions NT$1.2 million

4.	Counterparty to the donation: National Taiwan University of Science and Technology

5.	Relationship with the Company: Government-related entity

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.05

The Company announced consolidated financial statements for the nine months ended September 30, 2021 submitted to the Board of Directors

Date of events: 2021/11/05

Contents:

1.	Date of submission to the board of directors or approval by the board of directors:2021/11/05

2.	Date of approval by the audit committee:2021/11/04

3.	Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/09/30

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 150,587,632

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 55,590,666

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 33,828,529

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 34,886,808

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 28,123,868

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 27,119,256

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.50

11.	Total assets end of the period (thousand NTD): 495,881,816

12.	Total liabilities end of the period (thousand NTD): 114,055,913

13.	Equity attributable to owners of parent end of the period (thousand NTD): 370,344,030

14.	Any other matters that need to be specified: None

EXHIBIT 99.06

The Company’s board of directors resolved to acquire assets

Date of events: 2021/11/05

Contents:

1.

Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): 900MHz frequency band and a batch of related equipment

2.	Date of occurrence of the event:2021/11/05

3.	Amount, unit price, and total monetary amount of the transaction:

Amount: 900MHz frequency band (a total of 20MHz for uplink and downlink) and a batch of related equipment

Total monetary amount: NT$1.626 billion to 2.081 billion

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Counterparty: Asia Pacific Telecom Co., Ltd.

Relationship with the Company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.

Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A

8.	Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract

10.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The manner of deciding on this transaction: Negotiated by both parties

The reference basis for the decision on price：Expert opinion on the reasonableness of the price

Decision-making unit：Board of directors

11.	Net worth per share of the Company's underlying securities acquired or disposed of: N/A

12.	Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: N/A

13.

Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: N/A

14.	Broker and broker's fee: N/A

15.	Concrete purpose or use of the acquisition or disposal: Consider operation demands and effective usage of resources

16.	Any dissenting opinions of directors to the present transaction: No

17.	Whether the counterparty of the current transaction is a related party: No

18.	Date of the board of directors resolution: NA

19.	Date of ratification by supervisors or approval by the Audit Committee: NA

20.	Whether the CPA issued an unreasonable opinion regarding the current transaction: No

21.	Name of the CPA firm: BDO Taiwan

22.	Name of the CPA: SU-CHEN CHANG

23.	Practice certificate number of the CPA: (86) Tai-Tsai-Jeng (6) No. 74537

24.	Whether the transaction involved in change of business model: No

25.	Details on change of business model: N/A

26.	Details on transactions with the counterparty for the past year and the expected coming year: N/A

27.	Source of funds: Self funds

28.	Any other matters that need to be specified:

The transaction amount will be determined according to the approval date of the competent authority and the agreement between the two parties.

EXHIBIT 99.07

Chunghwa Telecom announces its operating results for October 2021

Date of events: 2021/11/10

Contents:

1.	Date of occurrence of the event: 2021/11/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for October 2021:

The Company’s revenue was approximately NT$18.92 billion, income from operation was approximately NT$3.78 billion, net income attributable to stockholders of the parent was approximately NT$2.96 billion, EBITDA was approximately NT$7.03 billion and earnings per share was NT$0.38 for October 2021.

The Company’s revenue was approximately NT$169.51 billion, income from operation was approximately NT$37.61 billion, net income attributable to stockholders of the parent was approximately NT$30.08 billion, EBITDA was approximately NT$69.51 billion and earnings per share was NT$3.88 for the ten months ended October 31, 2021.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom

November 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Oct.	Net sales	18,920,802	16,708,044	(+) 2,212,758	(+)13.24%
Jan.-Oct.	Net sales	169,508,434	164,837,233	(+) 4,671,201	(+) 2.83%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,899,230

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	162,680
	Fair Value	-43
	The amount of unrealized gain(loss) recognized this year	-2,314

Settled Position	Total amount of contract	674,408
	The amount of realized gain(loss) recognized this year	-3,798

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	589,985
	Fair Value	-4,949
	The amount of unrealized gain(loss) recognized this year	-6,701

Settled Position	Total amount of contract	1,620,886
	The amount of realized gain(loss) recognized this year	-25,109

b Trading purpose : None